                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)1

                               PTEK HOLDINGS, INC.
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    69366M104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 27, 2004
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /  /.

          Note.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------

1         The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

--------------------                                         -------------------
CUSIP No. 69366M104                   13D                     Page 2 of 8 Pages
--------------------                                         -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,365,483**
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,365,483**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,365,483**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   Includes  approximately  38,545 Shares  issuable upon  conversion of 5 3/4%
     Convertible Subordinated Notes due 2004 (the "Notes") at a conversion price of $33 per Share.

--------------------                                         -------------------
CUSIP No. 69366M104                   13D                     Page 3 of 8 Pages
--------------------                                         -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,365,483**
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,365,483**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,365,483**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   Includes  approximately 38,545 Shares issuable upon conversion of the Notes at a conversion price of $33 per Share.

--------------------                                         -------------------
CUSIP No. 69366M104                   13D                     Page 4 of 8 Pages
--------------------                                         -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,365,483**
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,365,483**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,365,483**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   Includes  approximately 38,545 Shares issuable upon conversion of the Notes at a conversion price of $33 per Share.

--------------------                                         -------------------
CUSIP No. 69366M104                   13D                     Page 5 of 8 Pages
--------------------                                         -------------------

          The following  constitutes  Amendment No. 3 ("Amendment No. 3") to the
Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule
13D as specifically set forth.

      Item 3 is hereby amended and restated to read as follows:

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The purchase price of the 2,326,938  Shares owned by Steel Partners II is $9,554,168,  including brokerage commissions. The purchase price of the Notes owned by Steel Partners II is $1,138,440,  including brokerage commissions.  The
Shares and the Notes owned by Steel  Partners II were acquired with  partnership funds.

      Item 5(a) is hereby amended and restated to read as follows:

          (a) The aggregate  percentage of Shares  reported owned by each person named  herein is based upon  56,357,895  Shares  outstanding  as of December 16,
2003,  which is the total  number  of  Shares  outstanding  as  reported  in the
Prospectus  filed by the Issuer with the Securities  and Exchange  Commission on
February 9, 2004.

          As of the  close of  business  on March 4,  2004,  Steel  Partners  II beneficially owned 2,365,483 Shares (which includes  approximately 38,545 Shares issuable upon conversion of the Notes),  constituting  approximately 4.2% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may  be  deemed  to  beneficially  own  the  2,365,483  Shares  (which  includes approximately  38,545  Shares  issuable  upon  conversion of the Notes) owned by
Steel Partners II, constituting approximately 4.2% of the Shares outstanding. As the sole executive officer and managing member of Partners LLC, which in turn is the general  partner of Steel  Partners  II, Mr.  Lichtenstein  may be deemed to beneficially  own the 2,365,483  Shares  (which  includes  approximately  38,545
Shares  issuable  upon  conversion  of the Notes)  owned by Steel  Partners  II, constituting approximately 4.2% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with respect to the 2,365,483  Shares (which includes  approximately  38,545 Shares  issuable  upon  conversion of the Notes)
owned by Steel  Partners  II by virtue of his  authority  to vote and dispose of such Shares.

      Item 5(c) is hereby amended to add the following:

          (c) Schedule A annexed hereto lists all  transactions in the Shares by the  Reporting  Persons since the filing of Amendment No. 2 to the Schedule 13D.
All of such transactions were effected in the open market.

          There were no transactions in the Notes by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D.

--------------------                                         -------------------
CUSIP No. 69366M104                   13D                     Page 6 of 8 Pages
--------------------                                         -------------------

      Item 5(e) is hereby amended and restated to read as follows:

          (e) The Reporting  Persons  ceased to be five percent (5%)  beneficial owners of the Shares of Common Stock of the Issuer on February 27, 2004.

      Item 6 is hereby amended to add the following:

          On February 20, 2004,  Steel Partners II repurchased  call options for
500,000 Shares.

--------------------                                         -------------------
CUSIP No. 69366M104                   13D                     Page 7 of 8 Pages
--------------------                                         -------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated:  March 5, 2004                     STEEL PARTNERS II, L.P.

                                          By:  Steel Partners, L.L.C.
                                               General Partner

                                          By:  /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             Warren G. Lichtenstein
                                             Managing Member

                                          STEEL PARTNERS, L.L.C.

                                          By:  /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             Warren G. Lichtenstein
                                             Managing Member

                                          /s/ Warren G. Lichtenstein
                                          --------------------------------------
                                          WARREN G. LICHTENSTEIN

--------------------                                         -------------------
CUSIP No. 69366M104                   13D                     Page 8 of 8 Pages
--------------------                                         -------------------

                                   SCHEDULE A

 Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D
 ----------------------------------------------------------------------------------
 Shares of Common Stock              Price Per                      Date of
    Purchased/(Sold)                 Share($)                   Purchase/(Sale)
    ----------------                 --------                   ---------------

                             STEEL PARTNERS II, L.P.
                             -----------------------
        (139,788)                    9.7321                        (2/24/04)
         (57,323)                    9.7236                        (2/25/04)
        (157,600)                    9.7468                        (2/26/04)
        (240,000)                    9.8097                        (2/27/04)
        (163,956)                    9.9672                        (3/01/04)
         (20,444)                    9.9180                        (3/02/04)
         (89,000)                    9.7656                        (3/03/04)
        (156,000)                    9.7555                        (3/04/04)

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                     None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                     None